UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752

Audited Financial Statements
and Supplemental Schedule

Boston Scientific Corporation
401(k) Retirement Savings Plan

As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Audited Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held as of End of Year)	10

Signatures and Exhibit	11

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Boston Scientific Corporation 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1996.
Boston, Massachusetts
June 14, 2018

Statements of Net Assets Available for Benefits

	as of December 31,
	2017	2016
Assets
Investments, at fair value	$3,419,059,019	$2,871,311,014
Receivables:
Participant contributions	3,398,652	3,237,702
Employer contributions	2,566,692	2,364,431
Notes receivable from participants	25,895,466	26,235,753
Total receivables	31,860,810	31,837,886

Net assets available for benefits	$3,450,919,829	$2,903,148,900

See accompanying Notes to the Audited Financial Statements.

Statement of Changes in Net Assets Available for Benefits

Additions	Year ended December 31, 2017
Investment income:
Interest and dividends	$82,159,081
Net appreciation in fair value of investments	428,921,280
511,080,361

Interest income on notes receivable from participants	1,096,048
Assets transferred in	7,052,039
Other income	1,923
8,150,010

Contributions:
Participants	120,514,169
Employer	80,222,599
Participant rollovers	18,614,534
219,351,302

Total additions	738,581,673

Deductions
Benefit payments	189,437,459
Administrative expenses	1,373,285
Total deductions	190,810,744

Net increase	547,770,929

Net assets available for benefits:
Beginning of year	2,903,148,900
End of year	$3,450,919,829

See accompanying Notes to the Audited Financial Statements.

Notes to the Audited Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company or Boston Scientific) 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed an Hour of Service and have attained eighteen years of age. If, as a result of temporary or short-term employment at Boston Scientific, an employee satisfies the minimum service requirement for the Plan, he or she will be considered an Eligible Employee for purposes of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan year is defined as the calendar year.

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan and also serves as the recordkeeper of each Plan Participant's account. In May 2015, the Committee appointed Newport Trust (formerly known as Evercore Trust Company, N.A.) as an independent fiduciary and investment manager for the BSC Company Stock Fund.

Contributions
The Plan satisfies the requirements to be a safe harbor plan, in accordance with Internal Revenue Code (IRC) Section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 25% of his or her Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth (after-tax) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. Participants are not permitted to make contributions on a traditional after-tax basis. Participants age 50 or older by December 31, 2017 were also eligible to contribute additional catch-up contributions, up to established federal limits.

The Plan provides for Automatic Enrollments, whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan thirty (30) days after he or she satisfies the Plan's eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of his or her Eligible Compensation on a pre-tax basis for the first Plan year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA) fund. Following the first Plan year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth Plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Vanguard Target Retirement Funds represent the QDIA for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the date that the Participant reaches age 65.

The Company matches Elective Deferrals at a rate of 200% for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No additional discretionary contributions were made during 2017.

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Plan does not limit the amount a participant can invest in the Company Stock Fund. Each payroll period, a participant can direct up to 100% of their Elective Deferrals in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which instructions have not been given by a participant in the same proportion as the shares of Company Stock for which the trustee has received timely Participant directions. In addition, the trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Under current Plan rules, each Participant is fully vested immediately in his or her contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his or her vested account balance. Loan terms range from one to five years in most instances, or up to ten years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of the Prime Rate plus 1%. The interest rate is updated monthly and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions.

Payment of Benefits
All benefit payments, including balances in the common stock fund, are made in the form of a lump-sum distribution equal to the value of the Participant's account, whether as cash distributions or rollovers. Boston Scientific common stock may be distributed in-kind, if requested by the Participant. Upon termination, Participant account balances in excess of $5,000 (less any rollover amounts) may continue to be invested in the Plan until the Participant attains the age of 65. While employed by the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as provided for in the Plan, not to exceed one Financial Hardship withdrawal per year. Financial Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a Participant must exhaust all available loan options and available distributions prior to requesting a Financial Hardship withdrawal.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company's group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from a Participant's after-tax accounts for any reason.

Forfeitures
Unallocated and forfeited non-vested accounts totaled $328,106 as of December 31, 2017 and $310,399 as of December 31, 2016. These amounts are used to: (a) restore any amount previously forfeited as required by applicable regulations, (b) pay reasonable expenses of administering the Plan and (c) reduce future employer matching contributions. In 2017, employer contributions were reduced by forfeited non-vested accounts in the amount of $22,297.

Administrative Expenses
The Plan's administrative expenses, including recordkeeping and trustee fees, were paid by the Plan or the Company, in accordance with the Plan's provisions until April 1, 2016, when an annual participant fee of $34 became effective. Accounts are charged $8.50 per quarter and the accumulated fees will be used to pay recordkeeping fees. Expenses relating to purchases, sales, or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. The unallocated asset account totaled $77,580 as of December 31, 2017 and $49,471 as of December 31, 2016. These funds were not used during the year.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any non-vested portion of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a Participant ceases to make loan repayments and the Plan Administrator deems the loan to be a distribution, the loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 - Fair Value Measurements for further discussion. The Committee is responsible for determining the Plan's investment strategy and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments.

The Vanguard Retirement Savings Trust III (comprising the Stable Value Fund) is a tax-exempt collective trust that invests in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. This fund is recorded at fair value: see Note 3 - Fair Value Measurements for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net appreciation includes the Plan's gains and losses on investments bought, sold and held during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes and supplemental schedule, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

Level 2 - Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices, as substantially all of these instruments have active markets. The investments in the Common Collective Trusts, including the Stable Value Fund, are stated at fair value based on the year-end market value of each unit held, using net asset value, which is derived from the market value of the underlying net assets.

The Plan's investments measured at fair value consist of the following:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$2,182,697,329	$—	$—	$2,182,697,329
Common stock	270,748,266	—	—	270,748,266
	$2,453,445,595	$—	$—	$2,453,445,595
Common Collective Trust funds measured at net asset value:
Common Collective Trusts				717,783,066	†
Stable Value Common Collective Trust				247,830,358	††
Total investments at fair value				$3,419,059,019

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,821,034,888	$—	$—	$1,821,034,888
Common stock	260,526,065	—	—	260,526,065
	$2,081,560,953	$—	$—	$2,081,560,953
Common Collective Trust funds measured at net asset value:
Common Collective Trusts				533,847,244	†
Stable Value Common Collective Trust				255,902,817	††
Total investments at fair value				$2,871,311,014

†
This category includes the Vanguard Target Retirement Trusts, which are investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of common stocks, bonds, and cash. There are currently no redemption restrictions on these investments.

††
This category includes a common or collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As noted in Note 1 - Description of the Plan, Vanguard is a fiduciary and trustee of the Plan and also serves as the recordkeeper to maintain the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Fees for legal, accounting, and other services rendered during the year by parties-in-interest were paid by the Company.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan and its Participants invest in various investment securities. Investment securities are exposed to various risks, such as overall market volatility, interest rate, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated April 27, 2017, stating that the Plan, as amended and restated, is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.   The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2017	2016
Net assets available for benefits per the financial statements	$3,450,919,829	$2,903,148,900
Deemed distributions	(534,567)	(454,618)
Net assets available for benefits per the Form 5500	$3,450,385,262	$2,902,694,282

The following is a reconciliation of the net increase in the statement of changes in net assets available for benefits per the financial statements to net income per the Form 5500 as of December 31, 2017:

Net increase per the financial statements	$547,770,929
Deemed distributions	(79,949)
Net income per the Form 5500	$547,690,980

NOTE 8 - SUBSEQUENT EVENTS

The Plan was amended (effective January 1, 2018) to increase the elective deferral contribution limit from 25% to 50% (subject to the IRS annual maximum contribution limit), change the mandatory distribution age for former employees from age 65 to age 70½, and add the Required Minimum Distribution (RMD) rules regarding the timing and form of RMD distributions. The amendment also broadened the forms of distribution options for former employees and beneficiaries to allow installments and partial payments in addition to the existing lump sum options. Qualified Disaster Relief Withdrawals were added to permit special hardship distributions only (but not loans) for previously approved and any future disaster reliefs granted by the IRS.

SUPPLEMENTAL SCHEDULE

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of Issue	Description	Shares or Units	Current Value
*Vanguard Group:
Institutional Index Fund Plus Shares	Mutual Fund	3,239,620	$788,782,766
Total International Stock Index Fund: Inst'l Shares	Mutual Fund	849,054	103,610,107
Wellington Fund Admiral Shares	Mutual Fund	3,296,893	239,288,526
Total Bond Market Index Fund Inst'l Shares	Mutual Fund	15,864,136	170,539,464
Extended Market Index Fund: Inst'l Plus Shares	Mutual Fund	987,911	206,631,376
Target Retirement 2015 Trust I Units	Common Collective Trust	248,158	12,740,430
Target Retirement 2020 Trust I Units	Common Collective Trust	935,672	49,637,413
Target Retirement 2025 Trust I Units	Common Collective Trust	1,657,659	88,469,269
Target Retirement 2030 Trust I Units	Common Collective Trust	1,768,656	95,100,653
Target Retirement 2035 Trust I Units	Common Collective Trust	2,143,818	117,695,612
Target Retirement 2040 Trust I Units	Common Collective Trust	1,923,789	108,963,390
Target Retirement 2045 Trust I Units	Common Collective Trust	1,858,769	105,689,584
Target Retirement 2050 Trust I Units	Common Collective Trust	1,325,280	75,766,269
Target Retirement 2055 Trust I Units	Common Collective Trust	506,121	35,286,723
Target Retirement 2060 Trust I Units	Common Collective Trust	241,764	8,848,565
Target Retirement Income Trust I Units	Common Collective Trust	382,000	19,585,158
T. Rowe Price Inst'l Sm. Cap Stock Fund: Inst'l C1 Shares	Mutual Fund	8,779,802	208,256,896
Metropolitan West Total Return Bond Fund: Class I Shares	Mutual Fund	1,236,032	13,176,096
T. Rowe Price Value Fund; I Class	Mutual Fund	4,810,810	179,539,429
PRIMECAP Odyssey Growth Fund Shares	Mutual Fund	678,202	25,263,027
American Funds EuroPacific Growth Fund; Class R-6 Shares	Mutual Fund	4,410,574	247,609,642
*Stable Value Fund:
Vanguard Retirement Savings Trust III Units	Common Collective Trust	247,830,358	247,830,358
*Boston Scientific Corporation Common Stock Fund Shares	Common Stock	10,921,673	270,748,266
*Notes receivable from Participants, interest rates 4.25% - 9.25%			25,360,899
			$3,444,419,918

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are Participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation
401(k) Retirement Savings Plan

Date:	June 14, 2018	By:	/s/ Daniel Bird
Daniel Bird
Vice President, Global Total Rewards and HR Operations
Member, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm